Mail Stop 3561

October 3, 2007

Michael P. Connors
Chief Executive Officer
Information Services Group, Inc.
107 Elm Street
Stamford, CT 06902

> **Re: Information Services Group, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 13, 2007**
> **File No. 1-33287**

Dear Mr. Connors:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the 8-K you filed on October 2, 2007 disclosing material revisions to the Purchase Agreement with MCP-TPI Holdings, LLC. Please revise your disclosure to reflect these revisions.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 24

2. Please include pro forma book value per share data for the year ended December 31, 2006 in the comparative per share data on page 25.

Opinion of Evercore Group L.L.C., page 57

3. Please refer to comment 9 in our letter dated August 23, 2007. We note the revisions made to the disclosure in this section, however, the opinion in Annex D

remains unchanged. Please refer again to the guidance stated in our CF Current Issues Outline (November 14, 2000).

4. In the first full paragraph on page 58, please delete the second sentence qualifying the disclosure since all material information is to be included in this section.

Factors Affecting TPI's Operating Results, page 120

5. We note your response to comment 13 in our letter dated August 23, 2007. We can not find in the IDC report the support for your statement that the estimated market for BPO services will grow from 2006 to 2011 in Europe and Asia-Pacific at a compounded annual growth rate of 13% and 15%, respectively. Please revise or advise.

 Information Services Group, Inc. Financial Statements

Statements of Operations, page F-4

6. We note that the weighted average shares outstanding and net income per share exclusive of shares subject to possible redemption as presented is the same as the immediately preceding earnings per share presentation. Notwithstanding, the earnings per share presentation exclusive of shares subject to possible redemption appears to represent a non GAAP measure. Please tell your basis for presenting a non-GAAP and/or pro forma earnings per share presentation on the face of the statements of operations in light of the guidance in paragraph 37 of SFAS 128 and the prohibition in Item 10(e)(1)(ii)(C) of Regulation S-K. Otherwise, please remove the presentation of net income per share exclusive of shares subject to possible redemption.

Form 10-Q for Fiscal Quarter Ended June 30, 2007

Item 4. Controls and Procedures, page 18

(a) Evaluation of Disclosure Controls and Procedures, page 18

7. In future filings please revise the conclusion of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures in the second paragraph to include the entire definition of disclosure controls and procedures set forth in the preceding paragraph. Alternatively, revise to state that the officers concluded that your disclosure controls and procedures are effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

<u>Form 8-K Filed September 17, 2007</u>

8. We note your presentations of EBITDA on pages 26 and 31 of the road show materials. Please revise to include a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP. Also include a reconciliation of the non-GAAP financial measure presented to the most directly comparable financial measure calculated and presented in accordance with GAAP. The reconciliation shall be quantitative for historical measures and quantitative, to the extent available without unreasonable efforts, for prospective measures, of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure calculated and presented in accordance with GAAP. Please refer to Regulation G. Similarly revise Form 8-K filed on September 13, 2007 to the extent applicable.

9. We also note that you present EBITDA as a reported GAAP total. Given that EBITDA is a non-GAAP measure, please revise to identify EBITDA as a not GAAP measure as opposed to a reported GAAP total.

* * * * *

As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

You may contact Antony Watson, Accountant, at (202) 551-3318 or William H. Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Dwyer, Esq.
       Simpson Thacher & Bartlett LLP